For the annual period ended February 28, 2007.
File number 811-09805
Strategic Partners Opportunity Funds


SUB-ITEM 77D
Policies With Respect to Security Investment


STRATEGIC PARTNERS OPPORTUNITY FUNDS
Jennison Select Growth Fund
Supplement dated October 31, 2006 to
Prospectus and Statement of Additional Information dated May 31, 2006 Changes in Investment Policies
To become Effective on or about November 1, 2006

At a recent meeting, the Board of Trustees of Strategic Partners
Opportunity Funds approved an expansion of certain of the investment policies of the Jennison Select Growth Fund (the Fund). These changes, which are explained below, will become effective on or about
November 1, 2006.

Currently, the Fund normally invests at least 65 percentage of its total assets in equity-related securities of U.S. companies that we believe have strong capital appreciation potential. Effective on or about November 1, 2006, this policy will change. To reflect this change, effective on or about
November 1, 2006, the indicated sections of the Prospectus and Statement of Additional Information are revised:

Effective on or about November 1, 2006, the section of the Prospectus entitled Risk Return Summary Investment Objectives and Principal
Strategies is revised by deleting the fifth paragraph in its entirety and substituting the following:
We normally invest at least 65 percentage of the Funds total assets in equity and equity-related securities of companies that we believe have strong capital appreciation potential. The primary equity and equity-related securities in which the Fund invests are common stocks. The Subadviser uses a growth investment style to select approximately 20 to 50 securities.

Effective on or about November 1, 2006, the final paragraph of the section of the Prospectus entitled How the Fund Invests Investment Objectives and Policies is hereby deleted and the following is substituted:

The Funds investment objective is a fundamental policy that cannot be changed without shareholder approval. The Funds policy of investing at least 65 percentage of its total assets in equity and equity related securities of companies that we believe have strong capital appreciation potential is not fundamental.
The Board can change investment policies that are not fundamental without shareholder approval.

The Board also approved an expansion of the Funds investment policy with respect to investments in foreign securities. Currently, the Fund may invest up to 20 percentage of its investable assets in foreign securities, although the Fund usually invests less than 10 percentage of its investable assets in foreign securities. Effective on or about
November 1, 2006, the policy is revised, and the Fund may invest up to 35 percentage of total assets in foreign securities. ADRs, ADSs or similar receipts and shares traded in U.S. markets are not considered to be foreign securities. To reflect this change, effective on or about November 1, 2006, the indicated sections of the Prospectus and Statement of Additional Information are revised:

The Foreign Securities table appearing in the section of the Prospectus entitled How the Fund Invests Investment Risks is amended to provide that the Fund may invest in Foreign Securities (up to 35 percentage of total assets; usually less than 10 percentage of total assets).

The section in Part I of the Statement of Additional Information entitled Fund Classification, Investment Objectives & Policies is amended to delete the bulleted discussion of investment limits in foreign securities and to substitute the following:



New Era Growth Fund and Jennison Select Growth
Fund may each invest up to 35 percentage of total assets in the securities of foreign issuers. Dryden Strategic Value
Fund may invest up to 20 percentage
 of total assets in the
securities of foreign issuers.